Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Interview with Wilbur Ross, ISG Founder

Speaker key

IV	Interviewer
WR	Wilbur Ross

Time-code	Speaker	Speech
10:00:00	IV	We’re here with Wilbur Ross, an independent director on the board of directors for Mittal Steel. You had worked extremely hard to put ISG together. Why did you decide to sell to Mittal Steel?
10:00:11	WR

Why? The answer is very simple – sustainability and value creation. The steel industry, historically, has not been able to accomplish either very effectively but Mittal’s programme and what Mittal had already achieved clearly was designed to accomplish and we felt would accomplish those objectives.

10:00:32	IV	How do you think the transaction benefited ISG shareholders and do you think Arcelor shareholders will reap the same benefits?
10:00:39	WR

Well, it had always been our purpose to create a truly global steel company but when we analysed the portfolio that Mittal had put together we quickly realised that it would be very difficult to gain proper positions in the dozen or so markets where Mittal is the largest and/or lowest cost producer and that even if we could we’d have to pay many times the price that Mittal had paid and, therefore, we would never be truly cost competitive with them. So, clearly, this was the best way to implement the long-term strategy that we had already had and to benefit immediately from that strategy.

10:01:21	IV	Do you think this was the right decision for your company and the employees of ISG?
10:01:26	WR

Well, Mittal is a unique company within the steel industry. It has a portfolio that’s balanced between participation in the high quality developed markets and the rapidly growing developing markets. It also has a very strong financial condition, very good cash flow and excellent prospects for both organic growth and acquisitions in the future. And, most importantly, it has an impeccable record of achieving the synergies that it forecast for its acquisitions, including the acquisition it made of ISG.

10:02:05	IV	You are still a major shareholder in Mittal Steel. What has encouraged you to keep your holdings and not to cash in?
10:02:12	WR

Well, I haven’t sold a single share since the deal closed. Mittal Steel is a unique company, has a unique vision of the future and a unique ability to implement it. Ten years ago Lakshmi Mittal was saying the industry needed to consolidate and he was right but nobody listened. Five years ago he began really seizing the opportunities in the emerging markets and, again, nobody else was there doing it. Now everybody agrees consolidation is not only necessary but is highly desirable and everybody also agrees they have to be in the emerging markets. Mittal has not hesitated one bit to honour every single commitment that they made both to me, to the management and, most importantly, to the United Steelworkers of America.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.